Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

October 25, 2024	Client-Matter: 71488-031

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Becky Chow, Stephen Krikorian, Kathleen Krebs, Larry Spirgel

Re:	Lytus Technologies Holdings PTV. Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed August 26, 2024 File No. 333-280797

Dear Becky Chow, Stephen Krikorian, Kathleen Krebs, and Larry Spirgel:

On behalf of our client, Lytus Technologies Holdings PTV. Ltd. (the “Company”), we hereby file Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Amendment No. 2”). Amendment No. 2 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated September 25, 2024 (the “Staff’s Letter”) relating to the Company’s Amendment No. 1 to Registration Statement on Form F-1 as submitted with the Commission on August 26, 2024. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 2.

Amendment No. 1 to Form F-1
Cover Page

1.	You indicate that you are registering shares issuable upon conversion of senior secured promissory notes (the “Notes”). It appears that these Notes were issued under the securities purchase agreement with the selling shareholders on June 3, 2024. We note that you have issued the first two tranches under the agreement, but that the third tranche has not been issued. Disclose whether you are registering for resale the shares underlying the Notes and other securities to be issued in the third tranche. If so, tell us why you believe it is appropriate to register them for resale prior to issuance. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11.

Response: In response to the Staff’s comment, a disclosure has been added to clarify that the Company is only registering for resale the shares underlying the Notes and other securities issued under the first and second tranches, and that the shares underlying the Notes and other securities to be issued in the third tranche are not being registered for resale on the cover page.

2.	Identify Mast Hill Fund, L.P. (“Mast Hill”) as an underwriter on the prospectus cover page and in the plan of distribution. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13.

Response: In response to the Staff’s comment, Mast Hill has been added as an underwriter on the cover page and on page 34.

Re: Lytus Technologies Holdings PTV. Ltd.

October 25, 2024

3.	Disclose the full discounted price at which Mast Hill will receive the shares under the equity line, including the discount to the Market Price as well as the Clearing Costs, as defined in the equity line agreement.

Response: In response to the Staff’s comment, a disclosure has been added to detail the full discounted price at which Mast Hill will receive the shares under the equity line, including the discount to the Market Price as well as the Clearing Costs on the cover page.

Recent Developments, page 2

4.	Disclose, if true, that you are registering for resale all the shares issued or issuable under the securities purchase agreement with Mast Hill and FirstFire Global Opportunities Fund, LLC and the equity line agreement with Mast Hill.

Response: In response to the Staff’s comment, a disclosure has been added that the shares issued under the first and second tranches and the shares issuable pursuant to the Equity Purchase Agreement are registered for resale under the Registration Statement on pages 2 and 4.

Securities Purchase Agreement, page 2

5.	Disclose the maturity date of the Notes.

Response: In response to the Staff’s comment, a disclosure has been added that the notes will mature twelve months from their respective issue dates on pages 2 and 38.

Equity Line of Credit, page 3

6.	Please expand your disclosure regarding the equity line agreement to discuss the following:

●	the term of the equity line agreement;

Response: In response to the Staff’s comment, a disclosure regarding the term of the equity line agreement has been added on page 3.

●	the fully discounted price at which the investor will receive the shares;

Response: In response to the Staff’s comment, a disclosure regarding the fully discounted price at which Mast Hill will receive the shares has been added on pages 3 and 40.

●	the 4.99% beneficial ownership cap and how this does not prevent the investor from selling all of the shares it receives under the equity line;

Response: In response to the Staff’s comment, a disclosure regarding the beneficial ownership cap and how the beneficial ownership cap does not prevent the investor from selling all of the shares it receives under the equity line has been added on page 3-4.

●	that the agreement and rights of the parties may not be assigned; and

Response: In response to the Staff’s comment, a disclosure that the agreement and rights of the parties may not be assigned has been added on page 3.

●	whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the company’s share price.

Response: In response to the Staff’s comment, a disclosure that the Equity Purchase Agreement, as amended restricts Mast Hill from engaging in short-selling has been added on page 4 and 41.

Re: Lytus Technologies Holdings PTV. Ltd.

October 25, 2024

7.	Disclose that you may not have access to the full $30 million amount available under the Equity Financing Agreement. For example, since the maximum put amount is the lesser of $1.0 million or 150% of the Average Daily Trading Value, to provide context, provide recent, representative examples of 150% of the Average Daily Trading Value of your shares and the resulting amount you would have been able to put to the equity line investor. Also disclose the dilutive effect the pricing mechanism could have on the company’s share price.

Response: In response to the Staff’s comment, a disclosure has been made on pages 3 and 40-41.

Emerging Growth Company Status, page 3

8.	We note your disclosure that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. In this regard, please state in your related risk factor on page 26 that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: In response to the Staff’s comment, a disclosure that our financial statements may not be comparable to companies that comply with public company effective dates has been added on pages 27 and 51.

Selling Shareholders, page 30

9.	For each selling shareholder, indicate the principal amount of the Notes and accrued interest upon which their beneficial ownership amount and number of shares being offered are based.

Response: In response to the Staff’s comment, the principal amount of the Notes and accrued interest rate has been disclosed on page 32.

Plan of Distribution, page 32

10.	We note your disclosure that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, have revised the disclosure on page 34 of the Amendment No. 2 to cover underwritten offerings in the Plan of Distribution, and confirm the Company’s understanding that the retention by a selling stockholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment.

Re: Lytus Technologies Holdings PTV. Ltd.

October 25, 2024

11.	We note that the equity line agreement refers to a “Placement Agent,” which is defined as R. F. Lafferty & Co., Inc., a registered broker-dealer. Please identify R. F. Lafferty & Co., Inc. as a placement agent and file the placement agent agreement as an exhibit.

Response: In response to the Staff’s comment, R. F. Lafferty & Co., Inc. was identified as a placement agent on page 35 and the placement agent agreement was filed as an exhibit.

12.	Please disclose the material market activities of the equity line investor, including:

●	any short selling of the company’s securities or other hedging activities that the equity line investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and

Response: In response to the Staff’s comment, a disclosure that Mast Hill has not and will not engage in any short selling of the Company’s securities or other hedging activities has been made on page 35.

●	how the equity line investor intends to distribute the securities it owns or will acquire.

Response: In response to the Staff’s comment, a disclosure that Mast Hill has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common shares has been made on page 34.

13.	Please revise to further clarify how the provisions of Regulation M may prohibit the equity line investor and any other distribution participants that are participating in the distribution of the company’s securities from:

●	engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and

Response: In response to the Staff’s comment, a disclosure clarifying how the provisions of Regulation M may prohibit Mast hill and any other distribution participants from engaging in market making activities while the equity line is in effect has been made on page 34-35.

●	purchasing shares in the open market while the equity line is in effect.

Response: In response to the Staff’s comment, a disclosure clarifying how the provisions of Regulation M may prohibit Mast hill and any other distribution participants from purchasing shares in the open market while the equity line is in effect has been made on page 34-35.

Description of the Equity Financing Transaction, page 38

14.	You indicate that the equity line agreement prohibits the investor from purchasing any shares if those shares would result in the investor beneficially owning more than 4.99% of then outstanding common shares. Please disclose the purpose of this limitation. Also disclose that the 4.99% beneficial ownership limitation does not prevent the investor from selling some or all of the company’s shares it acquires and then acquiring additional shares so that the investor is able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of the company’s outstanding shares.

Response: In response to the Staff’s comment, a disclosure has been made on page 41.

Re: Lytus Technologies Holdings PTV. Ltd.

October 25, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 46

15.	Please expand the discussion of your business plans and operations to quantify the amount of funding needed for each endeavor. Where you explain that you will use current lines of credit and vendor financing, disclose the amounts currently available under these financing options. Discuss the extent to which you will need to upgrade your current network or software beyond routine maintenance and upgrading. Also update your expected timetables as it appears certain time frames have passed.

Response: In response to the Staff’s comment, a expanded and revised disclosures have been added on page 49-51.

Key Market Trends, page 59

16.	You indicate that you are looking to offer cable and IPTV/broadband services to your existing customers and have obtained an Internet Service Provider License. Please discuss the extent to which you will need to upgrade your current network or software to provide these services under the license or otherwise.

Response: In response to the Staff’s comment, a disclosure has been added on page 70-71.

Executive Compensation, page 70

17.	Please disclose why the summary compensation table shows no compensation paid to your named executive officers in 2023 and 2024 despite the annual salaries payable to them and potential bonuses under their April 1, 2020 employment agreements. Please note that you are required to disclose contingent or deferred compensation accrued for the year, even if the compensation is payable at a later date. Refer to Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, a disclosure regarding why the summary compensation table shows now compensation paid has been added on page 74.

Consolidated Statements of Financial Position, page F-3

18.	Please clarify the amounts included on the commitments and contingencies line item on the Statements of Financial Position. In this regard, since it appears that these accounts are not liabilities recognized in your Statements of Financial Position, the amounts should be left blank. Please advise or revise. Further, please clarify whether the $7.5 million payable in phases as capital investment in Sri Sai is for additional ownership interest above the 51% currently owned.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the amounts included under the “Commitments and Contingencies” line item on the Statements of Financial Position are detailed in Note 15 of the financial statements. These primarily pertain to our commitment for additional capital infusion in Sri Sai for expansion purposes. As of March 31, 2024, the total commitment stood at $7,500,000, which was subsequently revised to $6,000,000 due to recent synergies realized in technology costs.

Re: Lytus Technologies Holdings PTV. Ltd.

October 25, 2024

The Company presented this item based on Instruction 7 to Item 5 of the General Instructions for Form 20-F, which mandates a discussion of commitments or obligations arising from arrangements with unconsolidated entities or persons that may materially affect the registrant’s financial condition, even if these obligations are not recognized on the balance sheet. This includes arrangements such as guarantees, contractual agreements, or contingent interests, which may not result in recognized liabilities but are considered relevant for disclosure.

Regarding the query on the nature of the $7.5 million investment, this capital infusion is not for acquiring additional ownership beyond our existing 51% stake in Sri Sai. Instead, it represents our commitment towards funding strategic expansions to enhance operational capacity and market reach.

Notes to Consolidated Financial Statements
Note 3A - Other income, page F-24

19.	We note your disclosure that you have recognized $1,585,730 as other income under the heading of revenue as the share warrants liabilities were lapsed during the year. Please let us know how you consider paragraph 102 of IAS1, specifically, to record them outside of revenue.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in accordance with IAS 1, paragraphs 82 and 102, an entity is required to present revenue, finance costs, tax expenses, and other income or gains separately if they are material. The standard emphasizes that items such as gains or losses arising from the derecognition of financial liabilities should be clearly distinguished and not included under revenue. In the case of the lapsed share warrants, the derecognition of the warrant liability resulted in a gain of $1,585,730, as the liability no longer required settlement. Therefore, this gain is appropriately classified under “Other Income” as it is a non-operating item arising from the expiration of a financial liability. We acknowledge that it should not be recorded under revenue, as it does not relate to the company’s core operating activities.

Note 6 - Trade receivables, page F-30

20.	It appears that amounts of your trade receivables presented on the face of your consolidated financial statements of financial position are net of provision for expected credit loss. In this regard, please revise the balance sheet caption “Trade receivable” to “Trade Receivables, net”.

Response: In response to the Staff’s comment, the balance sheet caption “Trade receivable” was revised to “Trade Receivables, net” on pages F-3, F-23, F-30 and F-31.

21.	We note your disclosure that the Group has recognized a loss allowance of 100% against all receivables over 365 days past due because historical experience has indicated that these receivables are generally not recoverable. However, we note you recognized a loss allowance of 50% against all receivables over 365 days past due for the Lifetime ECL as presented within the aging schedule on pages 30 and 31. Please revise or advise.

Response: In response to the Staff’s comment, the disclosure has been revised to reflect a loss allowance of 50% against all receivables over 365 days past due on page F-30.

Re: Lytus Technologies Holdings PTV. Ltd.

October 25, 2024

Note 11A - Borrowings, page F-33

22.	We note your disclosure that you sold, and the investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes and warrants, which they are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the Warrants. We also noted you recorded Senior convertible notes in amount of $3,333,333.33 under Borrowings, and Share warrants liability in amount of $1,585,025 under Other financial liabilities – current for this transaction. In this regard, please address the following to help us understand your accounting.

●	Please tell us and disclose where you presented the proceeds from convertible notes in an amount of $3,333,333.33 within your statements of cash flows for the periods presented.

Response: In response to the Staff’s comment, a disclosure regarding where the Company presented the proceeds from convertible notes has been added on page F-33.

●	Under IAS 32, the warrants or options issued as part of a financing arrangement are required to be accounted for together with the loan as one transaction. Once all the components are identified and appropriately classified the proceeds should be allocated between all the components. In this regard, please provide us an accounting analysis with specific reference to the authoritative literature that supports your current accounting treatment of $3,333,333.33 in principal amount of unsecured senior convertible notes and $1,585,025 in warrants liability.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the conversion option fails the “fixed for fixed rule” and hence, it is classified as a liability. Further, the warrants do not qualify for equity classification under IAS 32. The warrants are considered a derivative liability due to the potential settlement provisions (e.g. redemption outside of the issuer’s control or cash settlement). As the warrants contain a provision that could result in the Company’s redemption outside the issuer’s control (for e.g. cash equal to the value of the warrants calculated using a Black-Scholes pricing model), and hence, the warrant meeting the criteria for liability classification is accounted for separately from the borrowings.

Note 16 - Equity, page F-42

23.	We note your disclosure that the Company has issued 40,000,000 shares for the purpose of employee incentive plan on November 22, 2024, and the 40,000,000 shares have been recorded in retained earnings and ESOP trust equity as of March 31, 2024. In this regard, please verify the date you issued the shares and tell us how you account for the 40,000,000 shares issued.

Response: In response to the Staff’s comment, a disclosure regarding (i) the date the Company issued the shares was revised and (ii) how the Company accounted for the 40,000,000 was added on page F-42.

24.	We note that you issued 46,040 ordinary shares to DTC as part of the reverse stock split. Please expand to disclose the nature of the transaction along with the business reason why you conducted a 1-for-60 reverse split first on your shares and then issued these subsequent 46,040 ordinary shares to DTC as part of the split.

Response: In response to the Staff’s comment, a disclosure regarding the nature of the transaction along with why the Company conducted a reverse split and then issued 46,040 shares to DTC has been added on page F-41.

Re: Lytus Technologies Holdings PTV. Ltd.

October 25, 2024

Note 17- Earnings per share, page F-44

25.	It appears your basic and diluted net income per share is calculated by using the net profit for the year instead of the Profit for the year available to common shareholders. Refer to IAS 33 paragraph 12. Please revise or advise on both pages 4 and 44.

Response: In response to the Staff’s comment, the basic and diluted net income per share has been revised on pages F-4 and F-44.

Note 21 - Segment information, page F-52

26.	We note your disclosure that the Chief Operating Decision Maker evaluates the Group’s performance based on two segments, i.e. Cable Services and Telemedicine Services. Meanwhile, in the second paragraph, you also disclose that the Chief Operating Decision Maker evaluates the Group’s performance based on only one segment, i.e. Cable Services. Please clarify how many Operating Segments and Reportable Segments you have. In addition, please tell us why you believe your current segment information disclosure complies with paragraph 20-24 of IFRS 8.

Response: In response to the Staff’s comment, the disclosure was revised to clarify that for the financial years ending March 31, 2024, and March 31, 2023, the Company has one segment only (i.e. Cable Services) on page F-52.

Note 22 - Modification of earlier arrangement and acquisition of Sri Sai, page F-55

27.	We note your tabular disclosure of the modification adjustments does not properly foot or cross foot on page F-55. Please revise or explain to us why. In addition, please tell us how to reconcile the Pre-adjustment as of April 01, 2022 column to consolidated statement of financial position as of March 31, 2022. Please revise or explain to us why.

Response: In response to the Staff’s comment, a disclosure explaining the tabular disclosure and reconciling the pre-adjustment as of April 1, 2022 was added on page F-54.

28.	Please clarify how you are presenting the $2.5 million cash consideration on the face of your consolidated statement of cash flows for the year ended March 31, 2023.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the cash consideration of $2.5 million was part of the overall acquisition cost of Sri Sai. However, as previously discussed, the total amount of $3,333,333, to which net amount of the $2.5 million cash consideration was received, was offset against the proceeds received from the issuance of convertible notes. As a result, this amount does not appear separately on the face of the consolidated statement of cash flows for the year ended March 31, 2023.

Exhibits

29.	Please revise the exhibit index to correctly refer to the Exhibit 23.3 consent being provided.

Response: In response to the Staff’s comment, the exhibit index has been revised.

Re: Lytus Technologies Holdings PTV. Ltd.

October 25, 2024

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Lytus Technologies Holdings PTV. Ltd.

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